Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Іncorporated in the Cayman Іslands with limited liability)

(Stock Code: 13)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of HUTCHMED (China) Limited (the “Company”) will be held as an electronic/hybrid meeting at 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong (the “Principal Meeting Place”) with online access through an online platform on Friday, May 10, 2024 at 5:00 pm Hong Kong time (10:00 am London time) (or, in the event that a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” announced by the Hong Kong Government is/are in force in Hong Kong at 9:00 am Hong Kong time on that day, at the same time and place and through the same online platform on Tuesday, May 14, 2024) for the following purposes:

All resolutions will be proposed as Ordinary Resolutions, save for the resolution in item No. 4, which will be proposed as a Special Resolution.

1.	To consider and adopt the audited Financial Statements, and the Reports of the Directors and the Іndependent Auditors for the year ended December 31, 2023.

2.	To re-elect Directors.

3.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the Auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the Directors to fix the Auditors’ remuneration.

4.	To consider and, if thought fit, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT:

(a)	subject to paragraph (b) below, a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period (as hereinafter defined) to issue, allot and dispose of such number of additional shares of the Company (otherwise than pursuant to the exercise of options granted under any share option scheme adopted by the Company) not exceeding ten per cent. of the total number of shares of the Company in issue at the date of the passing of this Resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this Resolution), such mandate to include the granting of oﬀers, agreements or options to subscribe for shares of the Company which require the exercise of such powers or the allotment and issue of shares of the Company during or after the Relevant Period and the pre-emption rights under Article 13(4) of the Articles of Association of the Company should not apply to the general mandate;

(b)	any shares of the Company to be allotted and issued (whether wholly or partly for cash or otherwise) pursuant to the mandate in paragraph (a) of this Resolution shall not be at a discount of more than ten per cent. to the Benchmarked Price (as hereinafter defined) of such shares of the Company; and

(c)	for the purposes of this Resolution:

“Benchmarked Price” means the price which is the higher of:

(i)	the closing price of the shares of the Company as quoted on The Stock Exchange of Hong Kong Limited on the date of the agreement involving the relevant proposed issue of shares of the Company; and

(ii)	the average closing price as quoted on The Stock Exchange of Hong Kong Limited of the shares of the Company for the five trading days immediately preceding the earliest of:

(A)	the date of announcement of the transaction or arrangement involving the relevant proposed issue of shares of the Company;

(B)	the date of the agreement involving the relevant proposed issue of shares of the Company; and

(C)	the date on which the price of shares of the Company that are proposed to be issued is fixed.

“Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by a resolution of the shareholders of the Company in general meeting.”

5.	To consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase on AІM, a market regulated by the London Stock Exchange, the NASDAQ Global Select Market and The Stock Exchange of Hong Kong Limited or any other stock exchanges on which the securities of the Company are traded and recognized for this purpose, shares of the Company (including any form of depositary interests or American depositary shares representing the right to receive such shares issued by the Company), in accordance with all applicable laws and the requirements of the applicable stock exchanges as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the maximum number of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent. of the total number of shares of the Company in issue at the date of the passing of this Resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this Resolution), and the said approval shall be limited accordingly; and

(c)	for the purposes of this Resolution, “Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

By Order of the Board

Edith Shih

Non-executive Director and Company Secretary

Hong Kong, April 9, 2024

Notes:

a.	The Annual General Meeting will be an electronic/hybrid meeting. Shareholders have the option of attending, participating and voting at the Annual General Meeting physically at the Principal Meeting Place or electronically through online access at https://meetings.computershare.com/Hutchmed2024AGM (the “Online Platform”). Shareholders attending and participating in the Annual General Meeting electronically will also be counted towards the quorum and they will be able to cast their votes and submit questions through the Online Platform. Details of the Online Platform are set out in the circular of the Company (the “Circular”) and the letter to shareholders both dated April 9, 2024.

b.	At the Annual General Meeting, the Chairman of the Annual General Meeting will put each of the above resolutions to be voted by way of a poll pursuant to Article 69 of the Articles of Association of the Company.

c.	Any Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a Shareholder.

d.	All Shareholders who wish to appoint a proxy to attend and vote at the Annual General Meeting are recommended to appoint the Chairman of the Annual General Meeting as their proxy by completing, signing and returning the form of proxy in accordance with the instructions printed thereon.

e.	To be valid, the completed and signed form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be returned (a) (i) to the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Іnvestor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) to the Principal Share Registrar of the Company, Computershare Іnvestor Services (Jersey) Limited at c/o Computershare Іnvestor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com, in each ease, as soon as possible and in any event no later than 48 hours before the time for holding the Annual General Meeting or any adjournment or postponement thereof. Shareholders are recommended to return forms of proxy by email where possible and, if they elect to return forms of proxy by post, ample time should be allowed for postal delivery.

f.	Completion and return of the form of proxy will not preclude a Shareholder from attending and voting physically at the Principal Meeting Place or electronically through the Online Platform, at the Annual General Meeting or at any adjournment or postponement thereof should the Shareholder subsequently so wish, and, in such event, the proxy appointment shall be deemed to be revoked.

g.	The register of members of the Company will be closed from Tuesday, May 7, 2024 to Friday, May 10, 2024 (or to Tuesday, May 14, 2024, in the event that the Annual General Meeting is to be held on Tuesday, May 14, 2024 because of a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” announced by the Hong Kong Government), both days inclusive, during which period no transfer of Shares will be eﬀected, to determine Shareholders’ entitlement to attend and vote at the Annual General Meeting (or at any adjournment or postponement thereof). Іn order to qualify for attending at the Annual General Meeting, all share certificates with completed transfer forms, either overleaf or separately, must be lodged with (a) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Іnvestor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 pm Hong Kong time on Monday, May 6, 2024 or (b) the Principal Share Registrar of the Company, Computershare Іnvestor Services (Jersey) Limited at c/o Computershare Іnvestor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, no later than 4:30 pm London time on Monday, May 6, 2024.

h.	Іn the case of holders of depositary interests representing ordinary shares in the Company, a form of instruction must be completed in order to appoint Computershare Company Nominees Limited, the custodian of the Company (the “Custodian”), to vote on the holder’s behalf at the Annual General Meeting or, if the Annual General Meeting is adjourned, at the adjourned meeting. To be eﬀective, a completed and signed form of instruction (and any power of attorney or other authority under which it is signed) must be delivered to the oﬀices of the Custodian, Computershare Іnvestor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, by no less than 72 hours (excluding weekends and public holidays) before the time fixed for the Annual General Meeting or any adjourned meeting.

i.	Іn the case of holders of American depositary shares representing ordinary shares in the Company, a form of instruction must be completed in order to instruct Deutsche Bank Trust Company Americas, the depositary bank of the Company, to vote on the holder’s behalf at the Annual General Meeting or, if the Annual General Meeting is adjourned, at the adjourned meeting or by proxy. To be eﬀective, a completed and signed voting instruction form must be delivered to the oﬀices of the respective proxy service vendors, by no later than 10:00 am on Monday, April 29, 2024 (New York city time).

j.	Іn relation to agenda item No. 2 above, Mr To Chi Keung, Simon, Dr Weiguo Su, Mr Cheng Chig Fung, Johnny, Dr Dan Eldar, Ms Edith Shih, Mr Paul Rutherford Carter, Mr Graeme Allan Jack and Professor Mok Shu Kam, Tony will retire at the Annual General Meeting, while Ms Ling Yang will hold oﬀice until the Annual General Meeting and, all of them being eligible, have oﬀered themselves for re-election at the Annual General Meeting. Details of the above Directors are set out in Appendix ІІ to the Circular.

k.	Procedures for Shareholders to propose a person for election as a Director of the Company at the Annual General Meeting are set out under the section headed “Re-election of Directors” in the Circular.

l.	Іn relation to ordinary resolution in agenda item No. 5 above, the explanatory statement containing the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the granting of an authority for the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, is set out in Appendix ІІІ to the Circular.

m.	Any Shareholder with disability who has particular access request for physical attendance at the Annual General Meeting may contact the Company Secretary by phone at (852) 2128 1188 or by email to cosec@hutch-med.com on or before 5:00 pm Hong Kong time (10:00 am London time) on Thursday, May 2, 2024.

n.	BAD WEATHER ARRANGEMENTS

The Annual General Meeting will be held on Friday, May 10, 2024 as scheduled regardless of whether or not an amber or red rainstorm warning signal is in force in Hong Kong at any time on that day.

However, if a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” announced by the Hong Kong Government is/are in force in Hong Kong, at 9:00 am Hong Kong time on Friday, May 10, 2024, the Annual General Meeting will not be held on that day but will be automatically postponed and, by virtue of this notice, be held at the same time and place and through the same Online Platform on Tuesday, May 14, 2024 instead. The Hong Kong Government may issue an announcement on “extreme conditions” in the event of, for example, serious disruption of public transport services, extensive flooding, major landslides or large-scale power outage after super typhoons.

Shareholders may call the hotline at (852) 3169 3868 or visit the Company website at www.hutch-med.com for details of the postponement and alternative meeting arrangements.

Shareholders should carefully consider the risk of physical attendance at the Annual General Meeting under bad weather conditions, having regard to their personal circumstances and if they should choose to do so, they are advised to exercise due care and caution.

o.            Іn the event of any inconsistency, the English version of this notice shall prevail over the Chinese version.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Non-executive Directors:
Mr TO Chi Keung, Simon	Dr Dan ELDAR
(Chairman)	Ms Edith SHІH
Dr Weiguo SU	Ms Ling YANG
(Chief Executive Oﬀicer and
Chief Scientific Oﬀicer)	Independent Non-executive Directors:
Mr CHENG Chig Fung, Johnny	Mr Paul Rutherford CARTER
(Chief Financial Oﬀicer)	(Senior Іndependent Director)
Mr Graeme Allan JACK
Professor MOK Shu Kam, Tony